UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 15, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Tumi Resources Limited (the "Company") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on Thursday, the 19th day of June, 2008, at the hour of 11:00 a.m. (PDT), for the following purposes:

1.       To receive the Report to the Shareholders;

2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2007 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.       To elect directors;

4. To re-appoint auditors and to authorize the directors to fix their remuneration;

5. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's stock option plan; and

6. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying  this Notice of Meeting is the  President's  Report  referred to in item 1 above, a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on May 12, 2008 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia on May 12, 2008.


                       By Order of the Board of Directors

                              /s/ DAVID HENSTRIDGE
                        David Henstridge, President & CEO